

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2014

Via E-mail
Mr. Ronald L. McCrummen
Chief Financial Officer
PMFG, Inc.
14651 North Dallas Parkway
Suite 500
Dallas, TX 75254

      Re: PMFG, Inc.
            Form 10-K for Fiscal Year Ended June 29, 2013
            Filed September 6, 2013
            Form 10-Q for Fiscal Quarter Ended December 28, 2013
            Filed February 7, 2014
            File No. 1-34156

Dear Mr. McCrummen:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended June 29, 2013

Risk Factors, page 15

Litigation against us could be costly…, page 17

1. In future filings throughout your documents when referring to litigation, contingencies or other uncertainties and their material adverse effect on your financial condition and results of operations, please also include cash flows when discussing these items as it represents an important aspect for investors.

If actual cost for our projects…or if we are required to pay liquidated damages due to late delivery…, page 21

2. In accordance with your sales agreements pertaining to events of defaults and remedies, please explain how you handle liquidated damages clauses from a revenue recognition perspective and tell us whether there have been any instances of non-performance as defined in such agreements, and if so, how they have been accounted for. If there have been no instances of non-performance to date, please describe how you would account for those cases.

Management's Discussion and Analysis, page 28

3. Please revise the discussion in future filings to provide additional detail and analysis of the underlying reasons for material trends and events in your operations that will allow a reader to understand the business through the eyes of management. For example:
   - On page 37 of your Form 10-K, your discussion of the decrease in Process Products revenue from fiscal 2012 to 2013 cites lower demand in the U.S. for separation and filtration equipment, certain customer delays, and an offsetting increase in demand in Asia. Please quantify the impact of these separate factors so an investor can understand their relative importance and their potential to influence future operations. Provide analysis of the underlying reasons for the changes in demand described.
   - On page 37 of your Form 10-K and page 27 of your Form 10-Q for the period ending December 28, 2013, you attribute significant decreases in revenues to customer driven delays on certain projects. Please provide a discussion and analysis of these projects, with quantified data where available and material, that clearly describes your understanding of the significant events and circumstances and your expectations for the impact on future operations.
   - On pages 27 and 30 of the Form 10-Q for the period ending December 28, 2013, quantify the impact of the multiple factors contributing to the decrease in Process Products operating income. Provide additional discussion and analysis of the cost overruns during the quarter to clarify the potential impact on future periods.

   Please provide us with example future disclosure for the above items. However, these are examples and not meant to be a comprehensive list. Revise MD&A in future filings throughout to quantify the impact of material events described and provide full disclosure of underlying reasons and potential impacts to future periods. For additional guidance see SEC Release 33-8350.

<u>Critical Accounting Policies and Estimates, page 30</u>

<u>Revenue Recognition, page 30</u>

4. In future filings, please expand your policy to address the following:
   - Discuss the impact of any material changes in estimates to your financial statements. Please refer to ASC 605-35-25-85, ASC 605-35-25-86, 605-35-50-9, and 250-10-50-4 for guidance.
   - If material, disclose the amount of revenue recognized for each period presented that relates to unapproved change orders and/or claims and provide a description of how unapproved change orders and claims impact revenue recognition.

   Please provide us with the disclosures you intend to include in future filings and address events subsequent to your last year-end that will require disclosure in upcoming periodic reports.

<u>Goodwill and Intangible Assets, page 32</u>

5. In future filings, please clearly define the reporting unit level at which you test goodwill for impairment. Please refer to ASC 350-20-35 for guidance. Please provide us with the disclosure you intend to include in future filings.

6. Please expand your disclosure in future filings to include the following for any reporting units that have fair values that are not substantially in excess of the carrying values and have goodwill that is at risk for a material impairment charge:
   - Identification of the reporting unit, the amount of goodwill allocated to the reporting unit, and the percentage by which fair value exceeded carrying value as of the date of the most recent test;
   - A description of the key assumptions for the reporting unit that drive the estimated fair value and how the key assumptions were determined.
   - A discussion of the uncertainty associated with the specific, key assumptions. For example, to the extent you have included assumptions in your discounted cash flow model that materially deviate from your historical results, please include a discussion of these assumptions, with quantified information provided where material and useful to an understanding.
   - A discussion of any potential events or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

   Provide us an example of your future intended disclosure.

7. In light of your operating results during the first half of fiscal 2014, please tell us supplementally how you considered the guidance in paragraphs 3(c) and 30 of ASC 350-20-35 and paragraph 18 and its subparts in ASC 350-30-35 in evaluating the need for an interim assessment of goodwill and intangible assets.

Liquidity and Capital Resources, page 41

8. In future filings please provide a discussion of cash, cash equivalents and restricted cash held in financial institutions outside the United States, addressing amounts available for your use for ongoing cash needs and your plans to permanently reinvest funds outside the U.S. Discuss the obligation to accrue and pay U.S. taxes to repatriate any funds held outside the U.S.

Tabular Disclosure of Contractual Obligations, page 43

9. Please tell us how you have presented the principal and interest payments on your term loans in the table of contractual obligations.

Note R – Income Taxes, page 74

10. Please revise Note R to the financial statements to provide the disclosures required by ASC 740-30-50-2 for the undistributed earnings of your foreign subsidiaries that are considered permanently reinvested.

Form 10-Q for Fiscal Quarter Ended December 28, 2013

Note 7 – Debt, page 17

11. Regarding your obtaining a limited waiver of the debt covenants subsequent to December 28, 2013, pertaining to limitations on capital expenditures and the Debt Service Coverage (DSC) Ratio, please revise future filings to disclose the specific terms of the covenants, including the actual amounts for each period and the required amounts before and after any revisions or waivers. This will allow readers to understand how much cushion there is between the required and the actual ratios and amounts. Please show the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts, if necessary. Your disclosure should also address the risks and potential consequences of not complying with your debt covenants. Further, in Liquidity and Capital Resources within MD&A you indicate that compliance with the financial covenant in the future depends on improving your profitability when compared to the first half of fiscal 2014. Please clarify to us whether the lender has formally waived accelerated payment beyond one year and elaborate as to your expectation for meeting these covenants in the future. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Thomas D'Orazio at (202) 551-3825 or the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief